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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1998

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                         COOKER RESTAURANT CORPORATION
                                (NAME OF ISSUER)

                         COOKER RESTAURANT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   216284208
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              G. ARTHUR SEELBINDER

                            CHIEF EXECUTIVE OFFICER
                         COOKER RESTAURANT CORPORATION
                             5500 VILLAGE BOULEVARD
                         WEST PALM BEACH, FLORIDA 33407
                                 (561) 615-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies To:

                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

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     This Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13e-4 filed by Cooker Restaurant Corporation, an Ohio Corporation (the "Company") with the Securities and Exchange Commission on August 12, 1998 (the "Schedule 13e-4"), relating to a tender offer by the Company to purchase up to 4,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock without par value (such shares, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and National City Bank as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $12.00 nor less than $10.50 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and
(a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13e-4.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



(a)(10) Form of Letter to Participants in the Company's 401(k) Plan, dated August 18, 1998.
   (11)  Form of Letter to Participants in the Company's Employee
         Stock Purchase Plan, dated August 18, 1998.
   (12)  Form of Letter to Participants in the Company's Employee
         Stock Ownership Plan, dated August 21, 1998.
   (13) Form of Direction Form to be used by Participants in the Company's Employee Stock Ownership Plan.
   (14) Form of Benefit Election Form to be used by Participants in the Company's Employee Stock Ownership Plan together with attached Special Tax Notice.


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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          COOKER RESTAURANT CORPORATION

                                          By: /s/ G. ARTHUR SEELBINDER
                                            ------------------------------------
                                            Name: G. Arthur Seelbinder
                                            Title: Chairman and Chief Executive
                                              Officer


Dated: August 21, 1998


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                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION                           PAGE
-------                           -----------                           ----
(a)(10)   Form of Letter to Participants in the Company's 401(k) Plan,
          dated August 18, 1998.......................................
  (11)    Form of Letter to Participants in the Company's Employee
          Stock Purchase Plan, dated August 18, 1998..................
  (12)    Form of Letter to Participants in the Company's Employee
          Stock Ownership Plan, dated August 21, 1998.................
  (13)    Form of Direction Form to be used by Participants in the
          Company's Employee Stock Ownership Plan.....................
  (14)    Form of Benefit Election Form to be used by Participants in the Company's Employee Stock Ownership Plan together with
          attached Special Tax Notice.................................


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